

Mail Stop 3030

May 21, 2009

VIA U.S. MAIL AND FAX (617) 737-0924

Mr. Richard E. Davis
Chief Operating Officer and Chief Financial Officer
NMT Medical, Inc.
27 Wormwood Street
Boston, Massachusetts 02210

> **Re:** **NMT Medical, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-21001**

Dear Mr. Davis:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-K for the year ended December 31, 2008

Note 2. Summary of Significant Accounting Policies, page A-8

(c) Cash, Cash Equivalents and Marketable Securities, page A-9

1.   We note from your table on page A-9 that you determined the fair value of approximately
        $10.7 million, or 84%, of your marketable securities based upon level 2 inputs. Please tell
        us more about the inputs used, including how you obtain these inputs, what they represent
        and how you are able to corroborate these prices. For example, tell us and revise future
        filings to disclose if your level 2 assets were valued using models, other pricing
        methodologies or were directly or indirectly observable through correlation with market
        data.

2.   In this regard, given the significance of your investments, please revise your Critical
        Accounting Policies in future filings to discuss significant assumptions and estimates
        made by management in determining the fair value of your investments.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendments responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief